STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

September 10, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters (File Nos. 333-189732 and 811-22859)

Dear Ms. Dubey:

On behalf of O'Connor Fund of Funds: Masters (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "Registration Statement") (also constituting Amendment No. 1 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended).

Accompanying this filing are requests for acceleration, on behalf of the Fund and UBS Financial Services Inc., the Fund's distributor, of the Amendment to Tuesday, September 12, 2013, or as soon thereafter as practicable.

The Amendment is marked to show changes from the versions of the prospectus and statement of additional information ("SAI") included in the Fund's Registration Statement filed on July 1, 2013.  These changes consist of those made in response to comments of the staff (the "Staff") of the Commission relating to the Registration Statement, that were provided to me by Ms. Anu Dubey of the Staff by letter dated July 26, 2013 and by telephone on August 21, 2013 and September 3, 2013, as well as various stylistic changes and disclosure clarifications.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  For the convenience of the Staff, the comments have been repeated in the headings below, and the Fund's response follows each heading.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Cover Page

Comment 1.   In the table, please add the per share price to the public.  See Item 1.g of Form N-2 and Instruction 1 thereto.

Response 1.   While such information would be meaningful to investors in the initial public offering of a newly-organized, traditional, closed-end fund engaged in a firm underwriting, we believe that it is impracticable to disclose the per share price to the public to investors in a continuously-offered closed-end fund, such as the Fund.  Unlike a traditional, underwritten closed-end fund that completes its offering at a specific price to the public, the Fund will offer Shares to the public as of the first business day of each month at the Fund's then current net asset value per Share.  We note that other continuously offered closed-end funds do not include per share price to the public—see, for example, Arden Sage Multi-Strategy Fund, L.L.C. (333-177737), Ironwood Multi-Strategy Fund LLC (333-190034) and Lazard Alternative Strategies 1099 Fund (333-175797).

In accordance with Item 1.g of Form N-2, we have added a footnote to the table on the outside front cover to explain briefly how the price will be determined:  "Shares may be purchased as of the first business day of each month at the Fund's then current net asset value per Share."

Comment 2.  The disclosure states that the Fund will pay the Adviser an Incentive Fee "in an amount equal to 5% of the Fund's net profits."  Please conform this description of the amount of the Incentive Fee to the type of fee permitted by Rule 205-3 of the Investment Advisers Act of 1940 (the "Advisers Act").  See Rule 205-3(a) under the Advisers Act.

Response 2.  It is respectfully requested that the comment be waived.  Rule 205-3 under the Advisers Act ("Rule 205-3") permits an investment adviser to enter into an investment advisory contract that provides for compensation to the adviser on the basis of "the capital appreciation of" the fund, but does not mandate the use of any specific terminology or any formula to calculate the fee.  Furthermore, in its 1998 release adopting amendments to Rule 205-3,1 the Commission "eliminate[d] all of the contractual and disclosure provisions in Rule 205-3 other than the client eligibility tests."2  Additionally, the Investment Advisory Agreement between the Fund and the Adviser describes the Incentive Fee as the difference between the Fund's net profits and net losses, and states that, for purposes of calculating the Incentive Fee, net profits and net losses will be determined by taking into account net realized gain or loss (including realized gain that may be distributed to shareholders), and the net change in unrealized appreciation or depreciation of investment positions.  We believe that the description of the Incentive Fee as a percentage of the Fund's net profits complies with the requirement of Rule 205-3.

Additionally, we note that other continuously offered closed-end funds that charge incentive fees describe the fee in similar terms as the Fund—see, for example, Hatteras Core Alternatives Institutional Fund, L.P. (333-176639), Rochdale High Yield Alternative Strategies Fund LLC (333-138071) and Aetos Capital Multi-Strategy Arbitrage Fund, LLC (333-174523).

Comment 3.  The disclosure under the caption "Investment Portfolio," and elsewhere in the Prospectus, has been revised to state that Investment Managers also may conduct their investment programs through other registered investment companies.  Please review the Prospectus disclosure to ensure that all references to underlying Investment Funds are appropriate.

Response 3.  We have reviewed the Prospectus disclosure, as requested, and have revised the disclosure under the captions "Prospectus Summary—Advisory Fee," "Prospectus Summary—Incentive Fee," "Summary of Fund Expenses" and "Risk Factors—The Incentive Fees Charged by the Investment Managers and the Adviser May Create Incentives for Speculative Investment," to ensure that references to underlying Investment Fund are appropriate.

__________________________________________
1  Exemption To Allow Investment Advisers To Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 1731 (Jul. 15, 1998), available at http://www.sec.gov/rules/final/ia-1731.htm.

2  Id. at Section II.A.

Prospectus Summary—Investment Program

Comment 4.  The disclosure indicates that the Fund may engage in short selling.  Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund's short sale transactions.  See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.101.j (May 2012).  If the Fund does not intend to engage in short selling, please state so in the Registration Statement.

Response 4.  While the Fund may sell securities short in pursuit of its investment objective, it presently does not intend to engage in short sale transactions.  Accordingly, we do not believe that it is necessary or appropriate for the fee table to include, as an expense, an estimate of dividends and interest paid on short sale transactions.  We confirm that, if the Fund engages in short sale transactions, future amendments to the Registration Statement will include in the fee table, as an expense, an estimate of dividends and interest paid on such short sale transactions.  Additionally, we have revised the disclosure under the captions "Prospectus Summary—Investment Program" and "Investment Program—Investment Objective and Policies" to state that the Fund presently does not intend to seek exposure to, or hedge against exposure to, various markets through direct investment (including short sales).

Comment 5.  The disclosure states that the Adviser "seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers."  Please tell us whether the Investment Managers will enter into sub-advisory contracts with either the Fund or with the Adviser that meet the requirements of Section 15 of the Investment Company Act.  If they will not enter into such contracts, please explain to us why not.

Response 5.  Each of the Investment Funds will be a private, unregistered investment vehicle that relies on Section 3(c)(7) of the Investment Company Act for exemption from registration under the Act, and will be sponsored and managed by an unaffiliated third party.  Neither the Fund nor the Adviser will serve as a general partner or managing member of any Investment Fund, nor will either have any controlling interest in an Investment Fund.  Each Investment Fund will have other unaffiliated investors in addition to the Fund.  Accordingly, the Investment Managers will not be providing investment advice to the Fund and, therefore, will not be considered to be sub-advisers to the Fund.

Prospectus Summary—Incentive Fee

Comment 6.  The disclosure states that net realized gain or loss will be computed "net of Fund expenses, including the Advisory Fee."  Please clarify which expenses are deducted from the Fund's net realized gain, if any, or delete the reference to the Advisory Fee.

Response 6.  In determining the Fund's "net profits" for the purposes of calculating the Incentive Fee, the Adviser will deduct from the Fund's net realized gain, if any, all direct expenses incurred by investors at the Fund level (i.e., the Advisory Fee and "Other Expenses").  We have deleted, therefore, the reference to the Advisory Fee.

Comment 7.  The disclosure states that "dividends, interest and other income" will be included in the computation of "net profits."  The disclosure under the caption "Advisory Fee and Incentive Fee" on the cover pages and under the caption "Summary of Fund Expenses" in the Prospectus, however, does not contain such disclosure.  Please conform the description of the calculation of the Incentive Fee.

Response 7.  The disclosure under the caption "Advisory Fee and Incentive Fee" on the cover pages and under the caption "Summary of Fund Expenses" in the Prospectus has been revised to clarify that "dividends, interest and other income" will be included in the computation of "net profits."

Comment 8.  Please provide us with an example of how the Adviser calculates the Incentive Fee so that we may better understand the effect of gains, losses and the "high water mark" on the calculation of the Incentive Fee.

Response 8.  Below, is an example which traces the calculation of the Incentive Fee earned, if any, over the course of a four year period.  The example assumes fixed expenses of 1.62%, which includes the Advisory Fee and "Other Expenses."  The Acquired Fund Fees and Expenses are reflected in the Fund's gross performance, as such fees and expenses are charged at the Investment Fund level.

	NAV at Beginning of Year ($) (millions)	Gross Perform-ance (%)	Gross Performance ($)	Fund Expenses ($) (millions)	Net Income, Pre-Incentive Fee ($)	Incentive Fee ($)	Net Performance ($) (millions)	Net Performance (%)	NAV at End of Year ($) (millions)	High Water Mark ($) (millions)
Year 0	--	--	--	--	--	--	--	--	100	100
Year 1	$100	12.23	12,227,316	(1.701)	10,526,316	(526,316)	10	10.00	110	110
Year 2	$110	(7.54)	(8,299,000)	(1.701)	(10,000,000)	--	(10)	(9.09)	100	110
Year 3	$100	11.70	11,701,000	(1.701)	10,000,000	--	10	10	110	110
Year 4	$110	12.23	13,450,047	(1.8711)	11,578,947	(578,947)	11	10	121	121

Prospectus Summary—Borrowing

Comment 9.   The disclosure states that the Fund is authorized to borrow money for certain purposes.  Please include an estimate of the interest payments on borrowed funds that the Fund expects to make as a separate line item in the fee table.  See Item 3.1 of Form N-2.  If the Fund does not intend to borrow money, please state so in the Registration Statement.

Response 9.  While the Fund may borrow money for certain purposes, it currently does not have any borrowings or outstanding loans.  Accordingly, we do not believe that it is necessary or appropriate to include in the fee table a line item for "Interest Payments on Borrowed Funds."  We confirm that, if the Fund borrows for investment purposes and pays interest in connection with such borrowings, future amendments to the Registration Statement will include in the fee table, as an expense, an estimate of the interest payments on borrowed funds.  Additionally, we have revised the disclosure under the captions "Prospectus Summary—Borrowing" and "Risk Factors—The Fund May Borrow Money" to state that the Fund presently does not intend to borrow money.

Prospectus Summary—Risk Factors

Comment 10.  The disclosure states that Investment Managers may invest in junk bonds, that the Investment Managers may invest in micro-cap companies and that Investment Funds may have high portfolio turnover rates.  Please also add these disclosures to the Investment Objective and Principal Strategies section in the Summary.

Response 10.  The disclosure has been revised, as requested.

Summary of Fund Expenses

Comment 11.  Please revise footnote (1) to indicate that the stated minimum initial investment may not be reduced to less than $25,000.

Response 11.  The disclosure has been revised, as requested.

Comment 12.  Footnote (4) states that the estimate of "Acquired fund fees and expenses" is based on "estimated net assets of the Fund of $[__] million."  Please explain to us the basis for this estimate of net assets.

Response 12.  The amount of the Fund's average net assets used to calculate the "Acquired fund fees and expenses" ratio will be based, in accordance with Item 10 of Form N-2, on the average net assets of O'Connor Fund of Funds: Masters LLC (the "Predecessor Fund") during the fiscal year ended March 31, 2013, plus the anticipated net proceeds from the offering.  We have clarified and revised Footnote (4) as follows:

~~Includes the fees and expenses of the Investment Funds in which the Fund intends to invest based upon estimated net assets of the Fund of $[__] million.~~  Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The Investment Managers of the unregistered Investment Funds in which the Fund invests generally charge approximately ~~[~~20~~]~~% of net profits as an incentive fee or allocation.  The "Acquired fund fees and expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired fund fees and expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on the average net assets of the Predecessor Fund during the fiscal year ended March 31, 2013 of approximately $84.5 million, plus anticipated net proceeds of approximately $500 million from this offering.  The Adviser estimates that approximately ~~[__]~~1.97% (as a percentage of the net assets attributable to Shares) of the ~~[__]~~7.58% shown as "Acquired fund fees and expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately ~~[__]~~5.61% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

Comment 13.  Footnote (5) to the fee table indicates that the fee waiver is voluntary.  Disclosure of voluntary expense waivers are not permitted in the fee table.  Please delete the "Expense waiver" line item and the associated footnote and the "Total annual expenses (after fee waiver)" line item in the fee table.  Also, because the Fund describes this voluntary fee waiver elsewhere in the registration statement, please file the "Expense Limitation and Reimbursement Agreement" as an exhibit to the registration statement.  Lastly, we note that the Staff, in the case of closed-end investment companies, takes the same position with respect to the expense reimbursements or fee waiver arrangements as stated in Instruction 3(e) to Item 3 of Form N-1A—a fund may disclose such reimbursements or arrangements in the fee table if they will reduce fund operating expenses for no less than one year from the effective date of the fund's registration statement.

Response 13.  The Adviser has determined to limit indefinitely the amount of "Specified Expenses" borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (computed and applied on a monthly basis).  We have revised, therefore, the disclosure in Footnote (5) as follows, and have made conforming changes under the caption "Expense Limitation and Reimbursement Agreement" on the cover pages and under the captions "Prospectus Summary—Expense Limitation and Reimbursement Agreement" and "Management of the Fund—Expense Limitation and Reimbursement Agreement" in the Prospectus:

The Adviser ~~voluntarily~~ has entered into an "Expense Limitation and Reimbursement Agreement" with the Fund ~~for a two-year term beginning on July 1, 2013 and ending on June 30, 2015 (the "Limitation Period")~~whereby the Adviser has agreed to limit indefinitely the amount of "Specified Expenses" (as described below) borne by the Fund ~~during the Limitation Period~~ to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap") (computed and applied on a monthly basis).  This agreement does not cover~~:~~   (i) the Incentive Fee, (ii) fees of the Investment Funds in which the Fund invests and (iii) extraordinary expenses ~~(as determined in the sole discretion of the Adviser), and~~, as these expenses will be in addition to the expenses of the Fund that may be limited by the Adviser to 1.62% of the Fund's net assets.  The Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement ~~at any time in its sole discretion after the first twelve months of the Limitation Period upon appropriate notice to the Fund~~only with the consent of a majority of the Independent Trustees.  To the extent that the Adviser bears Specified Expenses, it is permitted to receive reimbursement for any expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the termination of the Expense Limitation ~~Period~~and Reimbursement Agreement, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap.  See "Management of the Fund—Expense Limitation and Reimbursement Agreement."

In light of the above changes, we believe that the expense waiver properly may be disclosed in the fee table.  Additionally, we confirm that a form of Expense Limitation and Reimbursement Agreement is filed as Exhibit (g)(2) to the Amendment.

Comment 14.  Please revise the Example to include the impact of the Incentive Fee.  See Instruction 7.a to Item 3 of Form N-2.  In addition, please reformat the footnote to the Example that excludes sales loads so that it will not be confused with the presentation of the Example required by Item 3 of Form N-2.

Response 14.  It is respectfully requested that the first comment be waived.  The Example illustrates the fixed expenses an investor will bear, directly or indirectly, on a $1,000 investment, assuming a 5% annual return.  Additionally, in light of the requirement to include the Fund's Acquired fund fees and expenses—7.58%—in the Example, and the assumption of a 5% annual return, the Fund will not earn an Incentive Fee, as the Fund's net profits, by definition, are calculated net of Fund expenses.  We note, furthermore, that the Fund, consistent with Instruction 7.a to Item 3 of Form N-2, assumes a base incentive fee of 0.00%3 in the computation of the "Advisory fee."

We have reformatted the footnote to the Example that excludes sales loads as requested.

Financial Highlights

Comment 15.  Please add the disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) if applicable.

Response 15.  We confirm that the disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) is not applicable, as the Fund does not have classes of senior securities.

Risk Factors—Investments in Non-Voting Stock; Inability to Vote

Comment 16.  The disclosure states that the Fund may irrevocably waive its rights to vote its interest in an Investment Fund.  Please indicate to us whether the Fund's board of directors has adopted policies and procedures for waiving the Fund's voting rights.

Response 16.  We advise you that, at the meeting of the Board of Directors of the Fund held on June 20, 2013, the aforementioned policy was discussed with and reviewed by the Board and approved as part of the Board's overall approval of the structure of the Fund and the offering of Shares.

Risk Factors—Restricted and Illiquid Investments Involve the Risk of Loss

Comment 17.  The disclosure states that Investment Funds' assets may be held in "side pockets."  Please disclose the upper limit of Investment Funds' assets that may be held in "side pockets."

Response 17.  Although neither the Fund nor the Adviser has any firm limit on the amount of Fund assets that may be invested in side pockets, or on the number of side pockets in which the Fund may participate, the Adviser expects that both will be minimal under normal market conditions.  We have revised the disclosure under the caption "Risk Factors—Restricted and Illiquid Investments Involve the Risk of Loss" accordingly.

Use of Proceeds

Comment 18.  The disclosure states that the Fund will invest the net proceeds from the sale of Shares in accordance with the Fund's investment objective and policies and principal strategies as soon as practicable.  Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective.  If the time period is more than three months, please disclose the reason for the delay.  See Guide 1 to Form N-2.

Response 18.  It is respectfully requested that the comment be waived.  Item 7 of Form N-2 requires, in part, that a registrant disclose how long it is expected to take to fully invest the net proceeds of the offering in accordance with the registrant's investment objectives and policies.  The Fund is continuously offered and, unlike a traditional, underwritten closed-end fund that completes its offering and promptly invests its cash, the Fund constantly raises funds from the sale of Shares and manages its cash position to make investments, pay expenses and pay withdrawing investors.  The Fund, in this respect, is more akin to a mutual fund, and we note that Form N-1A does not have a comparable item.  We also note that other continuously offered closed-end funds do not give a specific time frame for the investment of proceeds—see, for example, Arden Sage Multi-Strategy Fund, L.L.C. (333-154909), Ironwood Multi-Strategy Fund LLC (333-169126) and Lazard Alternative Strategies 1099 Fund (333-175797).

________________________________
3  The Fund pays the Adviser the Incentive Fee on a quarterly basis in an amount equal to 5% of the Fund's net profits,  if any.  Accordingly, if the Fund does not earn any net profits, the incentive fee for such fiscal year will be zero and, therefore, there is no "base fee."

Management of the Fund

Comment 19.  Please identify the Fund's transfer agent and dividend paying agent.  See Item 9.1.e of Form N-2.

Response 19.  State Street Bank and Trust Company serves as the Fund's custodian, transfer agent and dividend disbursing agent.  We have revised the disclosure accordingly.

Appendix B:  Fund Performance Information

Comment 20.  Please revise the footnotes to the performance tables to state whether the Predecessor Fund's investment objectives, strategies and restrictions are in all material respects equivalent to those of the Fund.  If they are not, please advise us supplementally why they differ.

Response 20.  The footnotes to the performance tables have been revised, as requested.  While the Fund's investment objective and strategies are, in all material respects, identical to those of the Predecessor Fund, the Predecessor Fund was not subject to certain investment restrictions and limitations imposed by the Investment Company Act and other applicable securities laws, or to the same requirements of the Internal Revenue Code of 1986, as amended.

Comment 21.  Please revise the footnotes to the performance tables to state whether the Adviser also served as the investment adviser of the Predecessor Fund.

Response 21.  The footnotes to the performance tables have been revised, as requested.

Comment 22.  Please advise us supplementally of the following:  (i) the history of the Predecessor Fund; (ii) whether the Adviser serves as the investment adviser of any other private funds that are substantially similar to the Predecessor Fund, and, if so, (a) whether any of the private funds had substantially lower performance than the Predecessor Fund, (b) whether any of the private funds could have complied with Subchapter M of the Code, (c) whether the Adviser determined to register any of the other private funds under the Investment Company Act and/or Securities Act and (d) why, in particular, the Adviser determined to reorganize the Predecessor Fund, and not one of the other private funds; and (iii) whether the Predecessor Fund transferred all of its portfolio holdings to the Fund in the merger.

Response 22.  We advise you supplementally that:  (i) the Predecessor Fund, a Delaware limited liability company, originally was formed in 1995 as a Delaware limited partnership and was not formed for the sole purpose of creating a performance record for the Fund; (ii) the Adviser does not serve as the investment adviser of any other private fund, the investment objective and strategies of which are substantially similar to those of the Predecessor Fund; and (iii) the Predecessor Fund transferred all of its assets (i.e., investments and cash) to the Fund in the reorganization.

STATEMENT OF ADDITIONAL INFORMATION

Comment 23.  Please add the disclosure required by Item 19 of Form N-2 (Control Persons and Principal Holders of Securities) in an appropriate location in the Statement of Additional Information.

Response 23.    No person controls the Fund or owns five percent or more of Shares.  Furthermore, the table under the caption "Trustees" that sets forth the dollar range of equity securities beneficially owned by the Trustees indicates that no Directors owns any Shares.  We believe, therefore, that no additional disclosure is required.

Additional Investment Policies—Fundamental Policies

Comment 24.  The disclosure states that the Fund may not "purchase, hold or deal-in real estate" or "invest in physical commodities or commodity contracts."  Please revise the disclosure to also state that the Fund may not sell real estate or commodities.  See Items 17.2.f and 17.2.g of Form N-2.

Response 24.  It is respectfully requested that the comment be waived.  The Fund's stated fundamental policies only may be changed by the affirmative vote of a majority of the outstanding Shares.  Furthermore, in light of the fact that Investment Funds are permitted to redeem their securities in-kind, the Fund must maintain the flexibility to dispose of any real estate or commodities investments in a manner and at a time that is in the best interests of the Fund and its shareholders.

    Additionally, we note that the Investment Company Act does not preclude an investment company from selling real estate or commodities.  Section 8(b)(1)(F) of the Investment Company Act states only that a registered investment company must recite its policy with respect to "the purchase and sale of real estate and commodities, or either of them."  Section 13(a)(2) of the Investment Company Act, furthermore, states only that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, "purchase or sell real estate or commodities . . ., except in each case in accordance with the recitals of policy contained in its registration statement in respect thereof."

We also note that other closed-end funds describe, in similar terms, their fundamental policies with respect to real estate and commodities—Aetos Capital Multi-Strategy Arbitrage Fund, LLC (333-174523), Arden Sage Multi-Strategy Fund, L.L.C. (333-154909) and Lazard Alternative Strategies 1099 Fund (333-175797).

Brokerage

Comment 25.  The disclosure describes the brokerage allocation practices of the Investment Managers.  Because the Fund can also invest directly in certain instruments, please add the disclosure required by Items 22.1 and 22.3 to describe the Fund's brokerage allocation practices.  If the Fund does not intend to invest directly in securities, please state so in the Registration Statement.

Response 25.  While the Adviser may seek exposure to various markets through direct investment (including short sales) by investing directly in equities, fixed income securities and other pooled investment vehicles, it presently does not intend to do so.  The Fund, therefore, does not anticipate executing portfolio transactions with broker-dealers.  We have, as requested, revised the disclosure under the captions "Prospectus Summary—Investment Objective and Principal Strategies, "Risk Factors—Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs" and "Investment Objective and Principal Strategies—Investment Objective" to state that the Fund presently does not intend to make direct investments.  We believe, therefore, that no additional disclosure regarding the Fund's brokerage allocation practices is required.

OTHER INFORMATION

Item 34.  Undertakings.

Comment 26.  Please add the undertaking required by Item 34.4.e of Form N-2.

Response 26.  The undertaking will be added, as requested

*     *     *     *     *     *     *     *

In addition to the foregoing changes, the Amendment includes the Fund's audited financial statements, and summary financial highlights derived therefrom.  A consent from the Fund's auditor, Ernst & Young LLP, is included as an exhibit to the Amendment.  The Amendment also includes certain other updating of Fund financial information, numerical data and disclosure clarifications.

Please be advised that concurrent with the filing of the Amendment, the following additional items are being submitted:

1.	A separate letter from the Fund in which the Fund acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Requests on behalf of the Fund and UBS Financial Services Inc. seeking acceleration of the effectiveness of the Amendment to September 12, 2012, or as soon thereafter as practicable.

We hope the Staff finds this letter and the revisions in the prospectus and SAI responsive to the Staff's comments.  Should you have any questions or comments, please feel free to contact me at 212.806.6274 or Gary L. Granik of this office at 212.806.5790.

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik

O'CONNOR FUND OF FUNDS: MASTERS
c/o UBS Alternative and Quantitative Investments LLC
677 Washington Boulevard
Stamford, Connecticut 06901

September 10, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters (the "Fund")
Pre-Effective Amendment No. 1 to Form N-2 Registration Statement
(File Nos. 333-189732; 811-22859)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Amendment to the Fund's Registration Statement on Form N-2 to September 12, 2013, or as soon thereafter as practicable.

Very truly yours,

O'CONNOR FUND OF FUNDS: MASTERS

By:	/s/ Nicholas J. Vagra
Name: Nicholas J. Vagra
Title: Authorized Person

UBS FINANCIAL SERVICES INC.
1285 Avenue of the Americas
New York, New York 10019

September 10, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters (the "Fund")
Pre-Effective Amendment No. 1 to Form N-2 Registration Statement
(File Nos. 333-189732; 811-22859)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Financial Services Inc., as underwriter, hereby joins the Fund in requesting that the effective date of the above-referenced Amendment to the Fund's Registration Statement be accelerated so that it will be declared effective on September 12, 2013, or as soon thereafter as practicable.

Securities of the Fund are being sold on a best efforts basis. No preliminary prospectuses have been or will be distributed before the date of effectiveness of the above-referenced Amendment to the Fund's Registration Statement. Prospective investors will receive final prospectuses.

UBS FINANCIAL SERVICES INC.

By:	/s/ Anna Gindes
Name: Anna Gindes
Title: Authorized Person

O'CONNOR FUND OF FUNDS: MASTERS
c/o UBS Alternative and Quantitative Investments LLC
677 Washington Boulevard
Stamford, Connecticut 06901

September 10, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anu Dubey

Re:	O'Connor Fund of Funds: Masters (the "Fund")
File Nos. 333-189732; 811-22859

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), and in connection with a request for acceleration by the Fund of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2, File No. 333-189732, the undersigned Fund acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

O'CONNOR FUND OF FUNDS: MASTERS

By:	/s/ Nicholas J. Vagra
Nicholas J. Vagra
Authorized Signatory